EXHIBIT 99.1
                                                                   ------------


WESTERN OIL SANDS 2007 INTERIM REPORT
for the three-month period ended March 31

TO OUR SHAREHOLDERS
===============================================================================

Western Oil Sands Inc. (OWesternO) generated net revenue of $179.2 million, EBITDAX of $81.1 million, cash flow from operations of $63.0 million ($0.39 per share) and net earnings of $31.6 million ($0.20 per share) in the first quarter of 2007. By comparison, in the first quarter of 2006 Western generated net revenue of $139.2 million, EBITDAX of $62.1 million, cash flow from operations of $47.8 million ($0.30 per share) and a net loss of $24.8 million (restated) ($0.15 per share). In the first quarter of 2007, net earnings included $12.8 million ($11.0 million net of tax) in net unrealized foreign exchange and risk management (mark-to-market) losses compared to net unrealized foreign exchange and risk management (mark-to-market) losses of $68.3 million ($45.2 million net of tax) for the first quarter of 2006.

     Production during the first quarter of 2007 averaged 32,325 barrels per day compared to 25,945 barrels per day in the first quarter of 2006, representing a 25 per cent increase and the best first quarter winter performance ever for the Athabasca Oil Sands Project (OAOSPO). Western's financial performance during the first quarter of 2007 was positively impacted by this increase together with a significant (29 per cent) narrowing of the light to heavy crude oil differential and a weaker Canadian dollar relative to the US dollar compared to the prior year period. These positive developments were partially offset by an eight per cent decrease in West Texas Intermediate (OWTIO) prices.


HIGHLIGHTS

o Western announced future growth plans for the AOSP with proposed permit applications for Expansions3 through 5 of the Project. These plans would facilitate mineable bitumen production to approximately 770,000 barrels per day, or 154,000 barrels per day net to Western. These plans are consistent with Western's stated long term objective of growing its total oil sands production to in excess of 200,000 barrels per day. Western now believes this production target is attainable through current operations, Expansion 1 through 5 and in-situ volumes. Western continues to see potential for mining expansions beyond Expansion 5 based on the resource potential of the unevaluated leases associated with the AOSP.

o WesternZagros Limited (OWesternZagrosO), a wholly-owned subsidiary of Western confirmed that its Exploration and Production Sharing Agreement (OEPSAO) was ratified by the Kurdistan Regional Government (OKRGO) and confirmed by His Excellency Nerchivan Barzani, Prime Minister of Iraqi Kurdistan. As part of the ratification process, WesternZagros worked with the KRG to finalize its EPSA area boundary and other key terms in line with draft petroleum legislation. The final EPSA area encompasses 2,120 square acres (approximately 524,000 acres) and holds a number of high potential exploratory prospects.

o    Western  completed  its first  winter  drilling  program  on our  operated in-situ properties. Results from the 13 core-holes drilled will be analyzed over the course of the summer by both Western internal professionals as well as contracted external laboratory agencies. Disclosure of the resource potential together with future anticipated drilling programs will be announced as details become known. Not one recordable injury event occurred during the drilling program, reflecting Western's emphasis on safe work conditions and commitment to corporate social responsibility.

o    During the first quarter,  Western announced the appointment of Ms. Joanne
     L. Alexander to the position of Vice President and General Counsel. Ms. Alexander also serves as Corporate Secretary and as an Officer of the Company.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion of financial condition and results of operations was prepared as of April 25, 2007 and should be read in conjunction with the Interim Unaudited Consolidated Financial Statements for the periods ended March 31, 2007 and 2006 and the Audited Consolidated Financial Statements at December 31, 2006 included in the Annual Report. It offers Management's analysis of the financial and operating results of Western Oil Sands Inc. (OWesternO) and contains certain forward-looking statements relating, but not limited, to our operations, anticipated financial performance, business prospects and strategies. Forward-looking information typically contains statements with words such as OanticipateO, OestimateO, OexpectO, OpotentialO, OcouldO, or similar words suggesting future outcomes. We caution readers and prospective investors of the Company's securities to not place undue reliance on forward-looking information as by its nature, it is based on current expectations regarding future events that involve a number of assumptions, inherent risks and uncertainties, which could cause actual results to differ materially from those anticipated by Western. These risks include, but are not limited to, risks of commodity prices in the marketplace for crude oil and natural gas; risks associated with the extraction, treatment and upgrading of mineable oil sands deposits; size and scope of expansions; risks surrounding the level and timing of capital expenditures required to fulfill the Project's growth strategy; risks of financing these growth initiatives at commercially attractive levels; risks of being unable to participate in expansion and corresponding loss of voting rights in the Athabasca Oil Sands Project (OAOSPO); risks relating to the execution of the Project's optimization strategy; risks involving the uncertainty of estimates involved in the reserve and resource estimation process and ore body configuration/geometry, uncertainty in the assessment of asset retirement obligations, uncertainty in the estimation of future income taxes, uncertainty in the estimation of stock-based compensation and employee future benefits and uncertainty in treatment of capital for royalty purposes; risks surrounding health, safety and environmental matters; risk of foreign exchange rate fluctuations; risks and uncertainties associated with securing the necessary regulatory approvals for expansion initiatives; risks surrounding major interruptions in operational performance together with any associated insurance proceedings thereto; and risks associated with identifying, negotiating and completing our other business development activities, both those that relate to oil sands activities and those that do not, either domestically or abroad. Risks associated with our international initiatives include, but are not limited to, political and economic conditions in the countries in which we intend to operate, risks associated with acts of insurgency or terrorism, changes in market conditions, political risks, including changes in law or government policy, the risks associated with negotiating with foreign governments and risks generally associated with international activity.

     For additional information relating to the risks and uncertainties facing Western, refer to Western's Annual Information Form for the year ended December 31, 2006 which is available on SEDAR at www.sedar.com.

HIGHLIGHTS

Three Months Ended March 31                                                      2007                  2006
----------------------------------------------------------------------------------------------------------------
Operating Data
   Bitumen Production (bbls/d)                                                  32,325               25,945
   Synthetic Crude Sales (bbls/d)                                               40,555               37,188
   Operating Expense per Processed Barrel ($/bbl)                                24.07                26.12
Financial Data ($ thousands, except as indicated)
   Net Revenue                                                                 179,240              139,248
   Realized Crude Oil Sales Price - Oil Sands ($/bbl) (1)(2)                     58.49                55.31
   EBITDAX (1)(3)                                                               81,084               62,100
   Cash Flow from Operations (4)                                                62,991               47,770
   Cash Flow per Share - Basic ($/Share) (1)(5)                                   0.39                 0.30
   Risk Management Loss                                                        (19,037)             (67,724)
   Net Earnings (Loss) (6)                                                      31,634              (24,833) (9)
   Net Earnings (Loss) Per Share ($/Share)
      Basic                                                                       0.20                (0.15) (9)
      Diluted                                                                     0.19                (0.15)
   Net Capital Expenditures (7)                                                160,511               35,331
   Long-term Financial Liabilities (8)                                         748,242              661,765
   Long-term Debt                                                              635,183              525,195
   Weighted Average Shares Outstanding - Basic (Shares)                    161,493,276          160,568,322
================================================================================================================

(1)  Please refer to page 13 for a discussion of Non-GAAP financial measures.
(2) Realized Crude Oil Sales Price ($/bbl) is calculated as Oil Sands Revenue less any transportation costs, net of hedging activities, divided by total Synthetic Crude Sales for the period. Please refer to page 4 for calculation.
(3) Earnings before interest, taxes, depreciation, depletion, amortization, stock based compensation, accretion on asset retirement obligation, risk management and foreign exchange as calculated on page 10.
(4) Cash flow from operations is expressed before changes in non-cash working capital.
(5) Cash flow per share is calculated as cash flow from operations divided by weighted average common shares outstanding, basic.
(6)  Western has not paid dividends in any of the above referenced periods.
(7) Net Capital Expenditures are capital expenditures net of any insurance proceeds received during the period.

(8) Long-term financial liabilities includes long-term debt, option premium liability and lease obligations.
(9) Amounts restated to reflect changes in accounting treatment for stock based compensation under EIC-162.

OPERATING RESULTS
-------------------------------------------------------------------------------

Production

During the first quarter of 2007, Western's net bitumen production averaged 32,325 barrels per day, a 25 per cent increase over the 25,945 barrels per day recorded in the first quarter of 2006. Production in the first quarter of 2006 was impacted by the unplanned outage and subsequent replacement of the conveyor belt at the Mine. Compared to the fourth quarter of 2006, production in the first quarter of 2007 is lower due to seasonal conditions which present additional operational challenges.


REVENUE

NET REVENUE

Three Months Ended March 31 ($ thousands, except as indicated)                2007              2006
-----------------------------------------------------------------------------------------------------
Revenue
   Oil Sands (1)                                                           213,558           185,355
   Marketing and Transportation                                             90,731            22,405
-----------------------------------------------------------------------------------------------------
   Total Revenue                                                           304,289           207,760
=====================================================================================================

Purchased Feedstocks and Transportation
   Oil Sands                                                                34,830            46,205
   Marketing and Transportation                                             90,219            22,307
-----------------------------------------------------------------------------------------------------
   Total Purchased Feedstocks and Transportation                           125,049            68,512
=====================================================================================================

Net Revenue
   Oil Sands (1)                                                           178,728           139,150
   Marketing and Transportation                                                512                98
-----------------------------------------------------------------------------------------------------
   Total Net Revenue                                                       179,240           139,248
-----------------------------------------------------------------------------------------------------

Synthetic Crude Sales (bbls/d)                                              40,555            37,188
-----------------------------------------------------------------------------------------------------

Realized Crude Oil Sales Price ($/bbl) (2)                                    58.49            55.31
=====================================================================================================

(1) Oil Sands Revenue and Net Revenue are presented net of Western's hedging activities.
(2) Realized Crude Oil Sales Price ($/bbl) is calculated as Oil Sands Revenue less any transportation costs divided by total Synthetic Crude Sales for the period. For the three months ended March 31, 2007, $0.1 million (Q1-2006 - $0.2 million) has been incurred for transportation costs related to Oil Sands.

     Western recorded a 46 per cent increase in crude oil sales revenue of $304.3 million in the first quarter of 2007, including $213.6 million from the sale of proprietary production, compared to $207.8 million in the first quarter of 2006, including $185.4 million from the sale of proprietary production. This year-on-year increase is predominantly the result of increased production in the quarter combined with a higher realized selling price per barrel, the latter being a function of a narrowing in the heavy crude oil differential and weakening of the Canadian dollar relative to the US dollar partially offset by lower underlying crude oil prices.

     Western generated net revenue of $179.2 million in the first quarter of 2007, after considering the impact of purchased feedstocks and transportation costs downstream of Edmonton. By comparison, net revenue of $139.2million was recorded in the first quarter of 2006. Feedstocks are crude oil products introduced into the hydrocracking/hydrotreating process and blendstocks introduced into synthetic crude oil products. The cost of these feedstocks varies with world oil markets and the spread between heavy and light crude oil prices.

     Oil sands sales volumes, which include bitumen and purchased feedstocks, averaged 40,555 barrels per day in the first quarter of 2007 compared to 37,188 barrels per day in the first quarter of 2006. This represents a nine per cent increase.

     During the first quarter of 2007 WTI crude oil averaged US$58.16 per barrel for the quarter, a three per cent decrease over the fourth quarter of 2006 and an eight per cent decrease compared to the prior year period. Edmonton PAR prices averaged four per cent higher in the first quarter of 2007 compared to the fourth quarter of 2006, primarily due to the weakening of the US/Cdn dollar exchange rate. As Western measures its blended differential to Edmonton PAR, the weakening of the US/Cdn exchange rate serves to improve overall sales price realizations.

     Western's realized price increased to $58.49 per barrel in the first quarter of 2007 compared to $55.31 per barrel the prior year period. Sales price realizations increased by $3.41 per barrel from the fourth quarter of 2006. The narrowing of the heavy crude oil differential in the first quarter of 2007 compared to both the prior year period and the fourth quarter of 2006 is largely responsible for the improvement in sales price realizations. This narrowing of heavy crude oil differentials is thought to be due in part by the reversal of crude oil pipelines into the US Midwest and Gulfcoast regions creating incremental demand for US refineries to process heavy Canadian crude oil and unlock the value inherent in the heavy crude oil differential. The heavy crude oil differential averaged $19 per barrel (33 per cent of WTI) in the first quarter of 2007 compared to approximately $23 per barrel (38 per cent of WTI) in the fourth quarter of 2006 and over $29 per barrel (46 per cent of
WTI) in the first quarter of 2006. Other factors that contributed to improved sales price realizations were a general weakening of the US/Cdn exchange rate over both of these comparable periods as well as local Alberta synthetic supply constraints that placed additional demand on light synthetic crude oil which is used by heavy oil producers to transport product to various markets. During the first quarter of 2007, the light to heavy crude oil sales mix and the corresponding sales price realization increased due to improvements recently introduced in the hydro-conversion process at the Upgrader.

OPERATING COSTS

Western's unit cash operating costs were $24.07 per processed barrel for the first quarter of 2007 compared to $26.12 per processed barrel for the first quarter of 2006 and $20.12 per processed barrel for the fourth quarter of 2006. Compared to the first quarter of 2006, this decrease is largely attributable to the 25 per cent increase in production which provides greater economies of scale over the cost structure which is primarily fixed in nature together with lower natural gas costs in the first quarter of 2007. This was partially offset by minor repair costs incurred during the quarter associated with seasonal conditions.

     Compared to the fourth quarter of 2006, unit operating costs increased $3.95 per processed barrel in the first quarter of 2007. This increase was largely due to seasonal factors which resulted in additional repairs and maintenance impeding performance of some of the units, particularly at the Mine.

Three Months Ended March 31 ($ thousands, except as indicated)                2007              2006
------------------------------------------------------------------------------------------------------
Operating Expenses For Bitumen Sold
   Operating Expense - Income Statement                                     70,278            63,930
   Operating Expense - Inventoried                                             239            (1,631)
------------------------------------------------------------------------------------------------------
   Total Operating Expenses For Bitumen Sold                                70,517            62,296
======================================================================================================

Sales (barrels per day)
   Total Synthetic Crude Sales                                              40,555            37,188
   Purchased Upgrader Blend Stocks                                           7,997            10,687
------------------------------------------------------------------------------------------------------
   Synthetic Crude Sales Excluding Blend Stocks                             32,558            26,501
------------------------------------------------------------------------------------------------------

Operating Expenses Per Processed Barrel ($/bbl) (1)                           24.07            26.12
======================================================================================================

(1) Operating Expenses Per Processed Barrel ($/bbl) is calculated as Total Operating Expenses For Bitumen Sold divided by Synthetic Crude Sales Excluding Blend Stocks.

     The preceding table calculates operating expenses per processed barrel on the basis of the operating costs that are associated with the synthetic crude sales, excluding purchased blend stocks, for the relevant period. The calculation recognizes that, intrinsic in the Project's operations, bitumen production from the Mine receives an approximate three per cent uplift as a result of the hydrotreating/hydroconversion process, which is included in synthetic crude sales excluding blendstocks.

ROYALTIES

Royalties of $1.2 million were recorded in the first quarter of 2007 compared to $0.6 million in the first quarter of 2006. Year-on-year amounts have increased as a result of increased production and higher deemed bitumen royalty prices. Compared to the fourth quarter of 2006, royalty expenditures are consistent as lower production volumes were offset by higher deemed bitumen prices.

     Royalties are calculated at one per cent of the gross revenue from the bitumen produced (based on its deemed value prior to upgrading) until recovery of all capital costs associated with the AOSP, together with a return on capital equal to the Government of Canada's federal long-term bond rate. After full capital cost recovery, the royalty is calculated as the greater of one per cent of the gross revenue on the bitumen produced or 25 per cent of the net revenue on the bitumen produced based on deemed bitumen prices.

     During the fourth quarter 2006, Western announced its participation in the first 100,000 barrel per day expansion of the AOSP and we fully expect to participate in subsequent mining expansions of the AOSP. As such, Western assumes that additional capital incurred to construct future expansions will be added to the capital base for royalty purposes, extending our royalty horizon in the absence of any legislative amendments to the royalty regime. At current commodity prices, Western does not anticipate conversion to the 25 per cent of net bitumen revenues for the next several years, however, a temporary increase to the higher percentage may be incurred until applicable government rulings can be completed with respect to AOSP Expansion 1. Incremental amounts incurred during this interim period would be refundable. The move to the higher royalty rate may be accelerated or postponed depending on future crude oil prices, foreign exchange rates and the timing and inclusion of capital expenditures and the Alberta government's treatment of bitumen extraction expansion efforts.

     The Alberta government has announced a review of the oil and gas royalties including oil sands. A panel has been selected and public consultation will occur over the coming months. It is anticipated that recommendations will be made to the Minister in late summer. Western, combined with industry representation through the Canadian Association of Petroleum Producers (CAPP), will actively participate in the review process in order to present the opportunities, challenges, and economics associated with oil sands development today and in the future.


CORPORATE RESULTS
-------------------------------------------------------------------------------

RESEARCH, BUSINESS DEVELOPMENT AND OTHER EXPENSE

Western incurred $18.3 million in research, business development and other expenses in the first quarter of 2007, $5.9 million of which relates specifically to AOSP-related research and development projects. Also included is Western's share of a judgment issued against the Joint Venture Owners and Albian Sands Energy in respect of a contractual matter at the Mine. The final amount of the judgment, estimated at approximately $5.8 million net to Western, has not yet been settled or paid. Western and its other Joint Venture Owners are considering whether to appeal this decision. Net of this judgment, research, business development and other expenses totaled $12.5 million compared to $6.0 million recorded for the prior year period. The increase is the result of additional efforts in research and business development involving Western's Kurdistan and in-situ opportunities.

GENERAL AND ADMINISTRATIVE EXPENSE

General and administrative expenses (OG&AO) were $6.5 million for the first quarter of 2007 compared to $8.9 million (restated for EIC-162 treatment for stock based compensation) for the first quarter of 2006. This decrease is largely due to the retroactive treatment for stock based compensation which increased first quarter 2006 reported G&A by $5.0 million. Net of this adjustment, G&A was slightly higher due to the increased number of employees within Western, together with additional consulting costs for various corporate initiatives.

INSURANCE EXPENSE

Insurance expenses were $4.0 million for the first quarter of 2007 compared to $2.7 million in the first quarter of 2006. Insurance expenses were higher compared to the prior year period due to additional premiums associated with increased levels of coverage combined with a weakening of the US/Cdn exchange rate as the premiums are paid in US dollars but reported for financial statement purposes in Canadian dollars.

INTEREST EXPENSE

During the first quarter of 2007, financing charges totaled $14.6 million, $5.6 million of which was capitalized relating to AOSP Expansion 1. Capitalized interest will increase in the future as we expect to employ a combination of cash flow and debt financing to fund our share of the capital costs of AOSP Expansion 1. This represents a moderate increase from the $13.0 million incurred for financing charges in the first quarter of 2006. Interest expense for the three months ended March 31, 2007 is comprised of $12.6 million (Q1-2006 - $11.3 million) related to interest charges on debt obligations, $0.6 million (Q1-2006 - $0.7 million) on capital lease obligations, $0.7 million (Q1-2006 - $1.0 million) on the option premium liability and $0.7 million (Q1-2006 - nil) for amortization of debt financing costs. The option premium liability relates to Western's strategic crude oil risk management program implemented in the third quarter of 2005, and the decision to defer the premiums associated with the put and call options purchased and sold, respectively. Imbedded in the prices of the deferred options is a financing charge which is reported as interest expense. The 12 per cent increase in total interest expense compared to the first quarter of 2006 is a function of two items: 1) Western carrying larger balances in its Revolving Credit Facility associated with funding our share of the AOSP Expansion 1 capital costs, and 2) the weakening of the US/Cdn exchange rate thereby increasing interest charges on our US denominated Notes (reported in Canadian dollars). Interest expense increased by $0.9 million in the first quarter of 2007 compared to the fourth quarter of 2006 as well due to higher levels of debt and a weakening of the US/Cdn exchange rate. Western's total interest charges will increase over the balance of 2007, and over the next several years, as we continue to fund our share of the anticipated capital costs through a combination of cash flow from operations and incremental borrowings. Western will continue to assess funding requirements as part of our normal course business model.

DEPRECIATION, DEPLETION AND AMORTIZATION

Depreciation, depletion and amortization (ODD&AO) totaled $13.1 million for the first quarter of 2007 compared to $10.5 million in the first quarter of 2006. Higher amounts are recorded over the prior year period due to increased levels of production. Incremental reserves associated with AOSP Expansion 1 will not be included in the depreciation rate until the assets associated with AOSP Expansion 1 commence operations, anticipated in 2010.

FOREIGN EXCHANGE

During the first quarter of 2007, Western reported a foreign exchange gain of $5.8 million compared to a loss of $0.4 million in the first quarter of 2006. This gain is the result of a stronger month-end Canadian dollar relative to the US dollar compared to the previous quarter's month-end rate which results in a lower Canadian equivalent amount on Western's US$450 million long-term debt and deferred option premium liability. As reference points, the noon-day foreign exchange rate on March 31, 2007 was $0.8674 US/Cdn compared to $0.8581 US/Cdn on December 31, 2006 and $0.8568 US/Cdn on March 31, 2006. The average rate for the first quarter of 2007 was $0.8537 US/Cdn compared to $0. 8659 US/Cdn for the prior year period and $0.8784 US/Cdn for the fourth quarter of 2006.

RISK MANAGEMENT ACTIVITIES

Western began to realize the benefits and associated costs of the strategic crude oil hedging program executed in the third quarter of 2005 in its financial statements. Premiums associated with the program were funded out of cash flow from operations due to Western's decision to defer the premiums. In January 2007, a number of Western's US$55 per barrel put options settled in-the-money for Western as WTI averaged US$54.35 per barrel for the month. The $0.1 million settlement was recorded as a realized risk management gain on our income statement. WTI continues to trade within the band established by the collar which is a weighted average floor price of US$52.42 on 20,000 barrels per day and a ceiling price of US$92.41 on an average 13,333 barrels per day for the period January 2007 through to December 2009.

     Western is not utilizing hedge accounting treatment under Canadian GAAP for this program and, as a result, certain mark-to-market adjustments will flow through our financial statements. These adjustments are created from the changes in the fair market value of the financial instruments employed over the time period in question. For the period ended March 31, 2007, Western's risk management assets decreased significantly in value from the amount recorded as at December 31, 2006 resulting in a mark-to-market loss of $19.0 million ($15.1 million net of tax) primarily due to the moderate weakening in WTI prices during the quarter together with less time value associated with the options as they approach maturity. This loss does not impact stated cash flow from operations.

March 31 (Unaudited) ($ thousands)                      2007             2006
-------------------------------------------------------------------------------

Risk Management Asset - Beginning of Period           26,308           98,426
Decrease in Fair Value                                19,157           67,697
-------------------------------------------------------------------------------
Risk Management Asset - End of Period                  7,151           30,702
Less: Current Portion (1)                              2,986            1,933
-------------------------------------------------------------------------------
Risk Management Asset - Long-term Portion              4,165           28,769
===============================================================================
(1) Current portion represents the fair value of the risk management program that expires within the next 12 months.

INCOME TAXES

For the first quarter of 2007, Western had an income tax expense of $11.8 million compared to an income tax recovery of $9.9 million for the same period last year. The recovery in the first quarter of 2006 largely resulted from a risk management loss whereas the expense for the first quarter of 2007 is largely the result of increased profitability due to increased production levels and higher sales price realizations.

     During the first quarter of 2007, the Federal Government announced its intention to phase out the Accelerated Capital Cost Allowance (OACCAO) that permitted oil sands companies to claim a higher amount against taxable income than normally permitted for assets of this nature. As it relates to the AOSP and Western specifically, it is currently envisioned that capital associated with Expansion 2 and beyond will not be eligible for ACCA, however, base operations and AOSP Expansion 1 capital will be included in the ACCA pool with the ability to claim in excess of 25 per cent subject to the extent of taxable income from that operation. Such a change in corporate tax rules will not have a material impact on Western's reported earnings and cash flow from operations.

NET EARNINGS

During the first quarter of 2007, Western reported net income of $31.6 million ($0.20 per share) compared to a net loss of $24.8 million (restated) ($0.15 per share) in the first quarter of 2006. Net earnings in the first quarter of 2007 includes the impact of $19.2 million ($15.3 million net of tax) in unrealized risk management losses, $6.3 million ($4.3 million net of tax) in unrealized foreign exchange gains on our US dollar denominated debt and option premium liability and $5.8 million related to Western's share of the judgment against the AOSP Owners and Albian Sands Energy.

Three Months Ended March 31 ($ thousands)                                     2007              2006
------------------------------------------------------------------------------------------------------
Net Earnings (Loss)                                                         31,634           (24,833)
After Tax Impact of:
Add (Deduct):
   Unrealized Risk Management Loss                                          15,250            67,724
   Unrealized Foreign Exchange (Gain)/Loss                                  (4,287)              636
Net Earnings Excluding Unrealized Gain (Loss)                               42,597            43,527
------------------------------------------------------------------------------------------------------
Net Earnings Excluding Unrealized Gain (Loss) Per Share ($)
   Basic                                                                     0.26               0.27
   Diluted                                                                   0.26               0.27
======================================================================================================

     The  following  table  provides  the  reconciliation  between Net Earnings
(Loss), Cash Flow from Operations (before changes in non-cash working capital) and EBITDAX:

RECONCILIATION: NET EARNINGS (LOSS) TO EBITDAX

Three Months Ended March 31 ($ thousands)                                     2007              2006
------------------------------------------------------------------------------------------------------
Net Earnings (Loss)                                                         31,634           (24,833)
Add (Deduct):
   Depreciation, Depletion and Amortization                                 13,050            10,546
   Accretion on Asset Retirement Obligation                                    338               155
   Amortization of Financing Charges                                           736                 -
   Stock-based Compensation                                                  2,088             5,049
   Unrealized Foreign Exchange (Gain) Loss                                  (6,315)              636
   Unrealized Risk Management Loss                                          19,157            67,724
   Future Income Tax Expense (Recovery)                                     11,751           (10,383)
   Interest Expense on Option Premium Liability                                650               952
   Cash Settlement on Performance Share Units                               (3,806)           (2,076)
   Cash Settlement on Option Premium Liability                              (6,292)                -
------------------------------------------------------------------------------------------------------
Cash Flow From Operations, Before Changes in Non-Cash Working Capital       62,991            47,770
Add (Deduct):
   Interest (excluding interest on Option Premium Liability and
          capitalized interest)                                              7,561            12,077
   Realized Foreign Exchange Loss (Gain)                                       537              (266)
   Realized Risk Management Gain                                              (120)                -
   Current Taxes                                                                17               443
   Cash Settlement on Performance Share Units                                3,806             2,076
   Cash Settlement on Option Premium Liability                               6,292                 -
------------------------------------------------------------------------------------------------------
EBITDAX                                                                     81,084            62,100
======================================================================================================

     EBITDAX (Earnings before Interest, Taxes, Depreciation, Depletion, Amortization, Stock-based Compensation, Accretion on Asset Retirement Obligation, Foreign Exchange and Risk Management) was $81.1 million for the first quarter of 2007, reflecting a 31 per cent increase over the $62.1 million recorded for the first quarter of 2006 due in large part to increased production and higher sales price realizations. First quarter 2007 EBITDAX decreased $18.5 million compared to the fourth quarter of 2006. This decrease in EBITDAX is the result of lower production stemming from seasonal issues partially offset by higher sale price realizations.

     Cash flow from operations before changes in non-cash working capital (Ocash flow from operationsO) was $63.0 million for the first quarter of 2007 compared to $47.8 million in the first quarter of 2006. First quarter 2007 cash flow from operations decreased $28.1 million over the fourth quarter of 2006. This decrease is primarily the result of lower bitumen production partially offset by an increase in the average synthetic crude oil sales price.

FINANCIAL POSITION
-------------------------------------------------------------------------------

BANK DEBT

During the first quarter of 2007, Western drew an additional $52 million under its $340 million Revolving Credit Facility bringing the amount outstanding to $129 million as at March 31, 2007. Additional amounts drawn were used to partially fund Western's share of capital expenditures for Expansion 1 during the quarter. As at March31, 2007, the undrawn capacity of the Revolving Credit Facility equated to $194 million, net of amounts allocated to letters of credit.

     Western's debt to total capitalization as at March 31, 2007 remained relatively unchanged at 49 per cent compared to the prior year period and as at December 31, 2006. Western anticipates the extent of leverage will increase as Western continues to fund its share of capital expenditures for AOSP Expansion1, together with Western-led initiatives through a combination of cash flow from operations and incremental borrowings.

CAPITAL EXPENDITURES

Western's capital expenditures totaled $160.5 million in the first quarter of 2007 compared to $35.3 million for the comparable period in 2006. Capital expenditures in the first quarter of 2007 included $10.5 million for base operations, $4.6 million for sustaining capital, $114.4 million for expansion related capital including capitalized interest, $8.3 million related to Western's Kurdistan initiative and $22.7 million for business development and corporate expenditures largely consisting of in-situ winter core-hole drilling programs for both Western operated lands and Western's 20 per cent interest in Chevron's Ells River In-situ Project.

ANALYSIS OF CASH RESOURCES

Cash balances totaled $5.5 million at March 31, 2007 compared to $15.7 million at March 31, 2006. Cash inflows included: $63.0 million in cash flow from operations, $52.0 million from Revolving Credit Facility drawdowns, $1.3 million from the exercise of employee stock options and a $46.9 million decrease in non-cash working capital. Cash outflows included: capital expenditures of $160.5 million and $0.3 million repayment of obligations under capital lease.

     During the first quarter of 2007, the decrease in non-cash working capital was the result of a $5.6million decrease in accounts receivable, a $45.3 million increase in accounts payable and a $3.2 million decrease in prepaid expenses, offset by a $7.2 million increase in inventory. The decrease in accounts receivable is the result of decreased sales volumes stemming from the lower production in the quarter. The increase in accounts payable reflects an additional three months of accrued interest on the US denominated debt and increased accruals related to the construction of AOSP Expansion 1. Inventory was higher as a result of additional barrels of finished product in inventory, together with higher production costs associated with these barrels.

INSURANCE CLAIMS

There were no new developments during the first quarter of 2007 with respect to Western's ongoing arbitration proceedings concerning the Cost Overrun and Project Delay insurance policy, known as Section IV. Western anticipates that formal arbitration hearings will commence this year. Amounts owing under all Western's insurance claims total $244 million as of March 31, 2007.

FLOW-THROUGH SHARES

As communicated during 2006, the Canada Revenue Agency (OCRAO) proposed to challenge the characterization of certain expenditures capitalized as Canadian Exploration Expense (OCEEO) which were incurred in 2001 and 2002 and renounced to subscribers of the flow-through share offerings equaling $29.2 million in 2001 and $19.5 million in 2002. Western has yet to be formally reassessed and continues to work with the other Joint Venture Owners to seek resolution of this potential challenge. If the CRA is successful in assessing a change in the characterization of these expenditures, the resulting reduction would impact Western's obligations under the indemnity provisions in the subscription agreements for the flow-through shares and, in turn, would impact Western's reported results.

OUTLOOK FOR THE REMAINDER OF 2007

Western continues to focus on the four key initiatives which drive the Company's growth strategy - the AOSP, in-situ development, downstream integration, and the Kurdistan oil opportunity through our wholly-owned subsidiary WesternZagros Limited. Western is working diligently on the execution of these initiatives and believes that significant long-term growth potential lies ahead of us as we continue on our path of adding significant value for all our stakeholders. Western anticipates its share of production from the AOSP to average approximately 33,000 to 35,000 barrels per day in 2007, unchanged from prior guidance.

     Through both mining and in-situ development, Western's production profile could exceed 200,000 barrels per day in the next 15 to 20 years. Given this profile, Western continues to pursue downstream integration opportunities to maximize value from our oil sands resources and undeveloped acreage position. Related to these initiatives, Western announced that it intends to explore and pursue opportunities that will realize the full value of its assets and future growth potential. This may result in an acquisition or sale of assets, merger or other corporate transaction. Western's advisors, Goldman, Sachs & Co. and TD Securities Inc., are assisting in these activities under the oversight of an ad hoc committee of independent directors of the Board. This committee's role is to direct the scope of work activities, advise the Board of Directors on a timely and regular basis and to make recommendations to the Board of Directors. While we are encouraged with the number and quality of attractive opportunities, as a matter of policy, Western does not discuss any specific business opportunity until such time as it has been fully considered, it is material and it becomes a disclosable event. In addition, there can be no assurances that any of these activities will result in the consummation of an agreement or transaction or result in any change to Western's current ongoing business strategy.

AOSP EXPANSION 1 UPDATE

Construction and engineering activity is progressing rapidly at both the mine site and the upgrader with a combined work force of over 3,000 personnel. Field construction progress includes the completion of the primary separation cell piling work, continued progress with respect to the deep underground facilities and building foundations in extraction and tailings, continued advancement on the Albian Village in support of first phase occupancy, headway on the potable water and sewage treatment plants. Detailed modules fabrication and field construction schedules continue to be refined for the mine site, with module fabrication scheduled to begin in mid-2007. At the upgrader, activity has focused on the construction of the dilbit tank, the winter piling program and installation of deep underground piping. Approximately four million man-hours have been recorded thus far without a lost-time incident. Overall progress is on plan with respect to both cost and schedule.

     With respect to Expansion 1, capital expenditures are expected to continue to grow over the next couple of years as development efforts accelerate. Western plans to implement a comprehensive financing plan, comprised of cash flow from operations and incremental borrowings, to provide the platform by which we will meet our financials commitments for this first 100,000 barrel per day expansion.

BUSINESS AND FINANCIAL RISKS

Western is subject to a number of business and financial risks that are typical given the nature of Western's operations. These risks are described in Western's previous public disclosures, including the 2006 Annual Report and Annual Information Form, which are available on the Company's website and SEDAR.

NON-GAAP FINANCIAL MEASURES

Western includes cash flow from operations per share, cash flow from operations excluding hedging activities, earnings before interest, taxes, depreciation, depletion and amortization, stock-based compensation, accretion on asset retirement obligation, foreign exchange gains and gains or losses on risk management activities (OEBITDAXO), EBITDAX excluding hedging activities and net earnings excluding hedging activities as investors may use this information to better analyze our operating performance. We also include certain per barrel information, such as realized crude oil sales prices, to provide per unit numbers that can be compared against industry benchmarks, such as the Edmonton PAR benchmark. The additional information should not be considered in isolation or as a substitute for measures of operating performance prepared in accordance with Canadian Generally Accepted Accounting Principles (OGAAPO). Non-GAAP financial measures do not have any standardized meaning prescribed by Canadian GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. Management believes that, in addition to Net Earnings per Share and Net Earnings Attributable to Common Shareholders (both Canadian GAAP measures), cash flow from operations per share and EBITDAX provide a better basis for evaluating our operating performance, as they both exclude fluctuations on the US dollar denominated Senior Secured Notes and certain other non-cash items, such as depreciation, depletion and amortization, and future income tax recoveries. In addition, EBITDAX provides a useful indicator of our ability to fund our financing costs and any future capital requirements.


CHANGES IN ACCOUNTING POLICIES
-------------------------------------------------------------------------------

Stock-based Compensation for Employees
Eligible to Retire Before the Vesting Date

For the year ended December 31, 2006, Western retroactively adopted Emerging Issues Committee Abstract 162 (OEIC-162O). EIC-162 required Western to recognize stock-based compensation expense for awards granted to employees eligible for retirement under stock-based compensation plans that contain provisions that allow an employee to continue vesting in an award in accordance with the stated vesting terms after the employee has retired. Accordingly, stock-based compensation expense for the three month period ended March 31, 2006 was increased by $3.2 million, included in general and administrative expense, representing the additional compensation expense recognized for employees eligible for retirement during the vesting period.

FINANCIAL INSTRUMENTS

On January 1, 2007, Western adopted the CICA Handbook sections 3855 OFinancial Instruments - Recognition and Measurement,O 3862 OFinancial Instruments - Disclosures,O 3863 OFinancial Instruments - Presentation,O 3865 OHedges,O 1530 OComprehensive Income,O and 3251 OEquity.O Other than the effect on Deferred Charges as described under Financial Instruments below, the adoption of the financial instruments standards has not affected the current or comparative period balances on the consolidated financial statements as all financial instruments identified have been fair valued.

     Section 3855 requires that all financial assets be classified as held-for-trading, available-for-sale, held-to-maturity, or loans and receivables and that all financial liabilities must be classified as held-for-trading or other. Financial assets and financial liabilities classified as held-for-trading are measured at fair value with changes in those fair values recognized in earnings. Financial assets held-to-maturity, loans and receivables, and other financial liabilities are measured at amortized cost using the effective interest method of amortization. Available-for-sale financial assets are measured at fair value with unrealized gains and losses, including changes in foreign exchange rates, being recognized in other comprehensive income. Investments in equity instruments classified as available-for-sale that do not have a quoted market price in an active market are measured at cost.

     Derivative instruments are always carried at fair value and reported as assets where they have a positive fair value and as liabilities where they have a negative fair value. Derivatives may be embedded in other financial instruments. Under the new Financial Instrument standards, derivatives embedded in other financial instruments are valued as separate derivatives when their economic characteristics and risks are not clearly and closely related to those of the host contract; the terms of the embedded derivative are the same as those of a free standing derivative; and the combined contract is not held for trading. When an entity is unable to measure the fair value of the embedded derivative separately, the combined contract is treated as a financial asset or liability that is held-for-trading and measured at fair value with changes therein recognized in the earnings.

     The fair value of a financial instrument on initial recognition is normally the transaction price, i.e. the fair value of the consideration given or received. Subsequent to initial recognition, fair values are based on quoted market prices where available from active markets, otherwise fair values are estimated based upon market prices at reporting date for other similar assets or liabilities with similar terms and conditions, or by discounting future payments of interest and principal at estimated interest rates that would be available to Western at the reporting date.

     Transaction costs are expensed as incurred for financial instruments classified or designated as held-for-trading. Transaction costs related to other financial instruments are generally capitalized and are then amortized over the expected life of the instrument using the effective interest method. Accordingly, the Deferred Charges balance of $13.5 million, consisting of transaction costs relating to the Senior Secured Notes, was reclassified against Long-term Debt effective January 1, 2007 under prospective application. For the three month period ended March 31, 2007, $0.7 million of these costs were included in interest expense under the effective interest method.

HEDGES

Section 3865 replaces the guidance formerly in Section 1650, OForeign Currency TranslationO and Accounting Guideline 13, OHedging RelationshipsO by specifying how hedge accounting is applied and what disclosures are necessary when it is applied. Western does not have any derivative instruments that have been designated as hedges.

COMPREHENSIVE INCOME

Section 1530 establishes new standards for reporting the display of comprehensive income, consisting of Net Income and Other Comprehensive Income (OOCIO). OCI is the change in equity (net assets) of an enterprise during a reporting period from transactions and other events from non-owner sources and excludes those resulting from investments by owners and distributions to owners. Western had no such transactions and events which would require the disclosure of OCI for the three month period ended March 31, 2007. Any changes in these items would be presented in a consolidated statement of comprehensive income.

EQUITY

Section 3251 replaces Section 3250, OSurplusO and establishes standards for the presentation of equity and changes in equity during a reporting period, including changes in Accumulated Other Comprehensive Income (OAccumulated
OCIO). Any cumulative changes in OCI would be included in Accumulated OCI and be presented as a new category of Shareholder's Equity on the consolidated balance sheets.

ACCOUNTING CHANGES

On January 1, 2007, Western adopted CICA Handbook Section 1506, OAccounting ChangesO, which revises and replaces former Section 1506, OAccounting ChangesO. The Section establishes criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies and estimates, and correction of errors.

Determining the Variability to be Considered in Applying AcG-15 On January 1, 2007, Western prospectively adopted the Emerging Issues Committee issued Abstract 163, ODetermining the Variability to be Considered in Applying AcG-15O, which addresses how an enterprise should determine the variability to be considered in applying AcG-15, OConsolidation of Variable Interest EntitiesO. The adoption of this standard has not affected the current or comparative period balances on the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

                                                                             As at             As at
                                                                          March 31       December 31
(Unaudited) ($ thousands)                                                     2007              2006
------------------------------------------------------------------------------------------------------
Assets
Current Assets
   Cash                                                                      5,493             3,139
   Accounts Receivable                                                     104,447           110,039
   Inventory                                                                28,950            21,761
   Prepaid Expense                                                           9,252            12,443
   Current Portion of Risk Management (note 12)                              2,986             7,601
                                                                           151,128           154,983
------------------------------------------------------------------------------------------------------
Property, Plant and Equipment (note 2)                                   1,755,136         1,606,966
Risk Management (note 12)                                                    4,165            18,707
Deferred Charges (note 1)                                                        -            13,503
                                                                         1,759,301         1,639,176
------------------------------------------------------------------------------------------------------
                                                                         1,910,429         1,794,159
======================================================================================================

Liabilities
Current Liabilities
   Accounts Payable and Accrued Liabilities                                203,852           158,501
   Current Portion of Lease Obligations (note 4)                             1,958             1,958
   Current Portion of Option Premium Liability (note 5)                     27,548            24,966
                                                                           233,358           185,425
------------------------------------------------------------------------------------------------------
Long-term Liabilities
   Long-term Debt (note 3)                                                 635,183           601,385
   Lease Obligations (note 4)                                               57,854            57,480
   Option Premium Liability (note 5)                                        55,205            64,309
   Asset Retirement Obligation (note 6)                                     21,111            20,773
   Future Income Tax (note 11)                                              84,512            73,113
                                                                           853,865           817,060
------------------------------------------------------------------------------------------------------
                                                                         1,087,223         1,002,485
Shareholders' Equity
Share Capital (note 8)                                                     555,757           554,233
Contributed Surplus (note 10)                                               12,009            12,890
Retained Earnings                                                          255,440           224,551
                                                                           823,206           791,674
------------------------------------------------------------------------------------------------------
                                                                         1,910,429         1,794,159
======================================================================================================

Commitments and Contingencies (note 14)

See Accompanying Notes to the Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS

Three Months Ended March 31 (Unaudited)
($ thousands, except amounts per share)                                       2007             2006
-----------------------------------------------------------------------------------------------------
Revenues                                                                   304,289           207,760
Less Purchased Feedstocks and Transportation                               125,049            68,512
                                                                           179,240           139,248
-----------------------------------------------------------------------------------------------------
Expenses
   Royalties                                                                 1,192               640
   Operating                                                                70,278            63,930
   Research, Business Development and Other (note 14)                       18,318             6,022
   General and Administrative                                                6,466             8,941
   Insurance                                                                 3,990             2,664
   Interest (note 7)                                                         8,947            13,029
   Accretion on Asset Retirement Obligation (note 6)                           338               155
   Depreciation, Depletion and Amortization                                 13,050            10,546
                                                                           122,579           105,927
-----------------------------------------------------------------------------------------------------
Earnings Before Other Income (Expense) and Income Taxes                     56,661            33,321
Other Income (Expense)
   Foreign Exchange Gain (Loss)                                              5,778              (370)
   Risk Management Loss (note 12)                                          (19,037)          (67,724)
-----------------------------------------------------------------------------------------------------
Earnings (Loss) Before Income Taxes                                         43,402           (34,773)
Income Tax Expense (Recovery) (note 11)                                     11,768            (9,940)
-----------------------------------------------------------------------------------------------------
Net Earnings (Loss)                                                         31,634           (24,833)
Retained Earnings at Beginning of Period                                   224,551           161,181
Settlement of Performance Share Unit Plan (note 10)                           (745)                -
-----------------------------------------------------------------------------------------------------
Retained Earnings at End of Period                                         255,440           136,348
=====================================================================================================

Net Earnings (Loss) Per Share (note 9)
   Basic                                                                      0.20             (0.15)
   Diluted                                                                    0.19             (0.15)
=====================================================================================================

See Accompanying Notes to the Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

Three Months Ended March 31 (Unaudited) ($ thousands)                         2007              2006
------------------------------------------------------------------------------------------------------
Cash Provided By (Used In)
Cash From Operating Activities
   Net Earnings (Loss)                                                      31,634           (24,833)
Non-cash Items:
   Stock-based Compensation (note 10)                                        2,088             5,049
   Accretion on Asset Retirement Obligation (note 6)                           338               155
   Depreciation, Depletion and Amortization                                 13,050            10,546
   Amortization of Financing Charges (note 3)                                  736                 -
   Interest Expense on Option Premium Liability (note 5)                       650               952
   Unrealized Loss on Risk Management (note 12)                             19,157            67,724
   Unrealized Foreign Exchange (Gain) Loss (note 3 and 5)                   (6,315)              636
   Future Income Tax Expense (Recovery) (note 11)                           11,751           (10,383)
Cash Items:
   Cash Settlement of Option Premium Liability (note 5)                     (6,292)                -
   Cash Settlement of Performance Share Unit Plan (note 10)                 (3,806)           (2,076)
------------------------------------------------------------------------------------------------------
                                                                            62,991            47,770
Decrease in Non-cash Working Capital (note 13)                              15,427            13,368
                                                                            78,418            61,138
------------------------------------------------------------------------------------------------------
Cash From (Used In) Financing Activities
   Issue of Share Capital (note 8)                                           1,264             2,581
   Issue (Repayment) of Long-term Debt, Net                                 52,000           (41,000)
   Repayment of Obligations Under Capital Lease                               (335)             (336)
                                                                            52,929           (38,755)
------------------------------------------------------------------------------------------------------
Cash Invested
   Capital Expenditures                                                   (160,511)          (35,331)
   Decrease in Non-cash Working Capital (note 13)                           31,518            23,104
                                                                          (128,993)          (12,227)
------------------------------------------------------------------------------------------------------
Increase in Cash                                                             2,354            10,156
Cash at Beginning of Period                                                  3,139             5,590
------------------------------------------------------------------------------------------------------
Cash at End of Period                                                        5,493            15,746
======================================================================================================

See Accompanying Notes to the Consolidated Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited) (Tabular amounts in $ thousands, except for share amounts)


The interim consolidated financial statements include the accounts of Western Oil Sands Inc. and its subsidiaries (the OCorporationO), and are presented in accordance with Canadian Generally Accepted Accounting Principles. The interim consolidated financial statements have been prepared using the same accounting policies and methods of computation as the audited consolidated financial statements for the year ended December 31, 2006, except as described in Note 1(b). The disclosures provided below are incremental to those included in the annual consolidated financial statements. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in the Corporation's annual report for the year ended December 31, 2006.


Note 1. Changes in Accounting Policies
-------------------------------------------------------------------------------

a) Stock-based Compensation for Employees Eligible to Retire Before the Vesting Date

For the year ended December31, 2006, the Corporation retroactively adopted Emerging Issues Committee Abstract 162 (OEIC-162O). EIC-162 required the Corporation to recognize stock-based compensation expense for awards granted to employees eligible for retirement under stock-based compensation plans that contain provisions that allow an employee to continue vesting in an award in accordance with the stated vesting terms after the employee has retired. Accordingly, stock-based compensation expense for the three month period ended March 31, 2006 was increased by $3.2 million, included in general and administrative expense, representing the additional compensation expense recognized for employees eligible for retirement during the vesting period.

b)   Financial Instruments

On January 1, 2007, the Corporation adopted the CICA Handbook sections 3855 OFinancial Instruments - Recognition and Measurement,O 3862 OFinancial Instruments - Disclosures,O 3863 OFinancial Instruments - Presentation,O 3865 OHedges,O 1530 OComprehensive Income,O and 3251 OEquity.O Other than the effect on Deferred Charges as described under Financial Instruments below, the adoption of the financial instruments standards has not affected the current or comparative period balances on the consolidated financial statements as all financial instruments identified have been fair valued.

     Financial Instruments

Section 3855 requires that all financial assets be classified as held-for-trading, available-for-sale, held-to-maturity, or loans and receivables and that all financial liabilities must be classified as held-for-trading or other. Financial assets and financial liabilities classified as held-for-trading are measured at fair value with changes in those fair values recognized in earnings. Financial assets held-to-maturity, loans and receivables, and other financial liabilities are measured at amortized cost using the effective interest method of amortization. Available-for-sale financial assets are measured at fair value with unrealized gains and losses, including changes in foreign exchange rates, being recognized in other comprehensive income. Investments in equity instruments classified as available-for-sale that do not have a quoted market price in an active market are measured at cost.

     Derivative instruments are always carried at fair value and reported as assets where they have a positive fair value and as liabilities where they have a negative fair value. Derivatives may be embedded in other financial instruments. Under the new Financial Instrument standards, derivatives embedded in other financial instruments are valued as separate derivatives when their economic characteristics and risks are not clearly and closely related to those of the host contract; the terms of the embedded derivative are the same as those of a free standing derivative; and the combined contract is not held for trading. When an entity is unable to measure the fair value of the embedded derivative separately, the combined contract is treated as a financial asset or liability that is held-for-trading and measured at fair value with changes therein recognized in the earnings.

     The fair value of a financial instrument on initial recognition is normally the transaction price, i.e. the fair value of the consideration given or received. Subsequent to initial recognition, fair values are based on quoted market prices where available from active markets, otherwise fair values are estimated based upon market prices at reporting date for other similar assets or liabilities with similar terms and conditions, or by discounting future payments of interest and principal at estimated interest rates that would be available to the Corporation at the reporting date.

     Transaction costs are expensed as incurred for financial instruments classified or designated as held-for-trading. Transaction costs related to other financial instruments are generally capitalized and are then amortized over the expected life of the instrument using the effective interest method. Accordingly, the Deferred Charges balance of $13.5 million, consisting of transaction costs relating to the Senior Secured Notes, was reclassified against Long-term Debt effective January 1, 2007 under prospective application. For the three month period ended March 31, 2007, $0.7 million of these costs were included in interest expense under the effective interest method.

     Hedges

Section 3865 replaces the guidance formerly in Section 1650, OForeign Currency TranslationO and Accounting Guideline 13, OHedging RelationshipsO by specifying how hedge accounting is applied and what disclosures are necessary when it is applied. The Corporation does not have any derivative instruments that have been designated as hedges.

     Comprehensive Income

Section 1530 establishes new standards for reporting the display of comprehensive income, consisting of Net Income and Other Comprehensive Income (OOCIO). OCI is the change in equity (net assets) of an enterprise during a reporting period from transactions and other events from non-owner sources and excludes those resulting from investments by owners and distributions to owners. The Corporation had no such transactions and events which would require the disclosure of OCI for the three month period ended March 31, 2007. Any changes in these items would be presented in a consolidated statement of comprehensive income.

     Equity

Section 3251 replaces Section 3250, OSurplusO and establishes standards for the presentation of equity and changes in equity during a reporting period, including changes in Accumulated Other Comprehensive Income (OAccumulated
OCIO). Any cumulative changes in OCI would be included in Accumulated OCI and be presented as a new category of Shareholder's Equity on the consolidated balance sheets.

c) Accounting Changes On January 1, 2007, the Corporation adopted CICA Handbook Section 1506, OAccounting ChangesO, which revises and replaces former
Section 1506, OAccounting ChangesO. The Section establishes criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies and estimates, and correction of errors.

d) Determining the Variability to be Considered in Applying AcG-15 On January 1, 2007, the Corporation prospectively adopted the Emerging Issues Committee issued Abstract 163, ODetermining the Variability to be Considered in Applying AcG-15O, which addresses how an enterprise should determine the variability to be considered in applying AcG-15, OConsolidation of Variable Interest EntitiesO. The adoption of this standard has not affected the current or comparative period balances on the consolidated financial statements.

Note 2. Property, Plant and Equipment
-------------------------------------------------------------------------------

March 31, 2007                               Cost     Accum. DD&A*          Net
-------------------------------------------------------------------------------

Athabasca Oil Sands Project
   Producing Assets                     1,431,238        (167,334)    1,263,904
   Capital Leases                          52,705          (6,372)       46,333
   Asset Retirement Obligation             18,246          (1,309)       16,937
   Expansion                              339,957              -        339,957
-------------------------------------------------------------------------------
                                        1,842,146       (175,015)     1,667,131
In-Situ Projects                           47,535              -         47,535
Kurdistan Exploration Project              32,246              -         32,246
Corporate                                  15,925         (7,701)         8,224
-------------------------------------------------------------------------------
                                        1,937,852       (182,716)     1,755,136
===============================================================================


December 31, 2006                            Cost   Accum. DD&A*            Net
-------------------------------------------------------------------------------

Athabasca Oil Sands Project
   Producing Assets                     1,414,560       (155,226)     1,259,334
   Capital Leases                          52,705         (5,914)        46,791
   Asset Retirement Obligation             18,246         (1,145)        17,101
   Expansion                              225,599              -        225,599
-------------------------------------------------------------------------------
                                        1,711,110       (162,285)     1,548,825
In-Situ Projects                           25,842              -         25,842
Kurdistan Exploration Project              23,954              -         23,954
Corporate                                  15,726         (7,381)         8,345
-------------------------------------------------------------------------------
                                        1,776,632       (169,666)     1,606,966
===============================================================================
* Accumulated Depreciation, Depletion and Amortization

At March 31, 2007, costs not currently subject to depreciation, depletion and amortization included $340.0 million relating to the Athabasca Oil Sands Project (OAOSPO) Expansion as it has not been substantially completed and commercial production has not yet commenced. During the three month period ended March 31, 2007, the Corporation capitalized $5.6 million in interest costs relating to this Expansion. As at March 31, 2007, a total of $8.4 million of interest costs has been capitalized relating to this Expansion.

All costs included in the Kurdistan Exploration Project and the In-Situ Projects are excluded from depletion as they represent costs related to properties incurred in cost centres that are considered to be in the pre-production stage. Currently, there are no proved reserves in these cost centres. All costs, net of any associated revenues, in these cost centres have been capitalized.

Note 3. Long-term Debt
-------------------------------------------------------------------------------------

                                                  March 31, 2007    December 31, 2006
-------------------------------------------------------------------------------------
Senior Secured Notes
   US$450 Million - 8.375%, Due May 1, 2012              506,183           524,385
Revolving Credit Facility                                129,000            77,000
-------------------------------------------------------------------------------------
                                                         635,183           601,385
=====================================================================================

The Corporation's US dollar denominated Senior Secured Notes (the ONotesO) are translated into Canadian dollars at the period end exchange rate. As at March 31, 2007, US$11.6 million of unamortized transactions costs are netted against the Notes. During the three month period ended March 31, 2007, transaction costs of $0.7 million have been recognized as interest expense under the effective interest method.

For the three month period ended March 31, 2007, the unrealized foreign exchange gain arising on the Notes was $5.4 million (March 31, 2006 - $0.5 million). As at March 31, 2007, a total of $189.9 million of unrealized foreign exchange gains had been recognized from the inception of the Notes, approximately $92 million of which has been capitalized as the unrealized gains were recognized prior to commercial operations.


Note 4. Lease Obligations
-------------------------------------------------------------------------------

                                             March 31, 2007  December 31, 2006
-------------------------------------------------------------------------------

Obligations Under Capital Lease                      48,594            48,928
Operating Lease Guarantee Obligation                 11,218            10,510
-------------------------------------------------------------------------------
                                                     59,812            59,438
Less: Current Portion                                 1,958             1,958
-------------------------------------------------------------------------------
                                                     57,854            57,480
===============================================================================

The Obligations Under Capital Lease relates to the Corporation's share of capital costs for the hydrogen-manufacturing unit within the AOSP. Repayments of the principal obligation are $1.3 million per year and are scheduled to remain at that level until fully repaid.

The Operating Lease Guarantee Obligation relates to the Mobile Equipment Leases. The Corporation is committed to pay its 20 per cent share of an amount equal to 85 per cent of the original cost of the equipment to the lessor at the end of the terms of the leases. Accordingly, the Corporation recognized, as a liability, a portion of this future payment as it relates to the service life of the equipment that has passed. During the three month period ended March 31, 2007, no payments were made in regard to this obligation (March 31, 2006 - $0.2 million).


Note 5. Option Premium Liability
-------------------------------------------------------------------------------

The Corporation deferred payment and receipt of the premiums associated with the options described in Note 12(a) until the settlement of the option contracts between 2007 and 2009. During the three month period ended March31, 2007, $6.3 million was paid in respect to the settlement of the option contracts maturing during the period (March31, 2006 - nil). The remaining total net premiums payable by the Corporation are US$16.5 million for the remainder of 2007, US$32.4million for 2008 and US$27.8 million for 2009.

On the dates that the option contracts were entered into, a net liability was recognized on the consolidated balance sheet at the estimated present value of the net premiums payable. Subsequent to the inception dates of the option contracts, interest expense is recognized, with a corresponding increase to the liability, at annual rates ranging from 4.25% to 4.50%. Interest expense recognized for the three month period ended March 31, 2007 was $0.7 million (March 31, 2006 - $1.0 million). The option premium liability is denominated in US dollars and is translated into Canadian dollars at the period end exchange rate. The unrealized foreign exchange gain arising on the option premium liability for the three month period ended March31, 2007 was $0.9 million (March 31, 2007 - $0.1 million unrealized foreign exchange loss).

The  following  table  presents the  reconciliation  of the net Option  Premium
Liability:

Three Months Ended March 31                                  2007         2006
-------------------------------------------------------------------------------

Option Premium Liability at Beginning of Period            89,275       85,416
Interest Expense                                              650          952
Unrealized Foreign Exchange (Gain) Loss                      (880)          96
Settlement of Option Premium Liability                     (6,292)           -
-------------------------------------------------------------------------------
Option Premium Liability at End of Period                  82,753       86,464
Less: Current Portion                                      27,548        6,065
-------------------------------------------------------------------------------
                                                           55,205       80,399
===============================================================================

Note 6. Asset Retirement Obligation
-------------------------------------------------------------------------------

The Corporation, in association with its 20 per cent working interest in the AOSP, is responsible for its share of future dismantlement and site restoration costs in the mining, extracting and upgrading activities. The following table presents the reconciliation of the Asset Retirement Obligation:

Three Months Ended March 31                                  2007         2006
-------------------------------------------------------------------------------

Asset Retirement Obligation at Beginning of Period         20,773        9,094
Accretion on Asset Retirement Obligation                      338          155
-------------------------------------------------------------------------------
Asset Retirement Obligation at End of Period               21,111        9,249
===============================================================================

The AOSP's Upgrader has retirement obligations for which fair value cannot be reasonably determined because the asset currently has an indeterminate life. The asset retirement obligation for these assets will be recorded in the first period in which the lives of the assets are determinable. The Corporation currently does not have asset retirement obligations associated with In-Situ Projects or the Kurdistan Exploration Project as these projects are in the early stages of development.


Note 7. Interest Expense
-------------------------------------------------------------------------------

Three Months Ended March 31                                  2007          2006
-------------------------------------------------------------------------------

Interest on Long-term Debt (1)                             13,302        11,331
Interest on Obligations Under Capital Lease                   616           746
Interest on Option Premium Liability                          650           952
-------------------------------------------------------------------------------
Total Financing Charges                                    14,568        13,029
Less: Capitalized Interest for AOSP Expansion               5,621             -
-------------------------------------------------------------------------------
Interest Expense                                            8,947        13,029
===============================================================================

(1) Interest on Long-term Debt includes amortization of transaction costs of $0.7 million (March 31, 2006 - nil).

Cash interest paid for the three month period ended March 31, 2007 was $2.3 million (March 31, 2006 - $1.3 million). Cash interest received for the three month period ended March 31, 2007 was $0.1 million (March 31, 2006 - $0.1 million).


Note 8. Share Capital
-------------------------------------------------------------------------------

Issued and Outstanding
                                                          Number of
                                                             Shares      Amount
-------------------------------------------------------------------------------

Common Shares
Balance at December 31, 2006                            161,378,399     554,233
Issued on Exercise of Employee Stock Options                190,556       1,264
Exercise of Stock Options Previously Recognized                   -         260
-------------------------------------------------------------------------------
Total Share Capital at March 31, 2007                   161,568,955     555,757
-------------------------------------------------------------------------------

Outstanding
Stock Options                                             3,495,868
-------------------------------------------------------------------------------
Diluted Shares at March 31, 2007                        165,064,823
===============================================================================


Note 9. Net Earnings Per Share
-------------------------------------------------------------------------------

Basic weighted average number of common shares for the three month period ended March 31, 2007 was 161,493,276 (March 31, 2006 - 160,568,322). Diluted weighted average number of shares for the three month period ended March 31, 2007 was 163,155,850. Due to a loss for the three month period ended March 31, 2006, no incremental shares were included in the diluted earnings per weighted average number because the effect would have been anti-dilutive.


Note 10. Stock-based Compensation
-------------------------------------------------------------------------------

a) Stock Option Plan Under the Corporation's Stock Option Plan, 83,860 options were granted during the three month period ended March 31, 2007 at an average exercise price of $33.72 per share (March 31, 2006 - 787,540 options at an average exercise price of $33.62 per share). The fair values of all options granted during the period are estimated as at the grant date using the Black-Scholes option-pricing model. The weighted-average fair values of the options and the assumptions used in their determination are as follows:

Three Months Ended March 31                          2007              2006
-------------------------------------------------------------------------------

Granted                                            83,860           787,540
Weighted-average Fair Value                           $11.66            $16.00
Risk Free Interest Rate                                 4.00 - 4.06%      4.11%
Expected Life (In Years)                                4 - 6             6
Expected Volatility                                    34 - 35%          43%
Dividend Per Share                                      -                 -
===============================================================================

b) Performance Share Unit Plan Under the Performance Share Unit Plan (OPSUPO), 116,700 PSUs were granted during the three month period ending March 31, 2007 (March 31, 2006 - 122,645 PSUs). The weighted average grant-date fair value was $33.69 using the Monte-Carlo Simulation pricing model (March 31, 2006
- $33.41). During the three month period ended March 31, 2007, 109,557 units vested (March 31, 2006 - 63,111) and the required common shares were acquired and distributed to the PSUP unit holders. The common shares were acquired from the secondary market for $3.8 million, at an average price of $34.74 per share. The Corporation had previously recognized compensation of $2.7 million, with the excess of the amount paid of $1.1 million ($0.7 million net of tax) charged to retained earnings. During 2006, common shares were acquired from the secondary market for $2.1 million, at an average price of $32.89 per share. The following table presents the reconciliation of the number of Performance Share
Units:

Three Months Ended March 31                               2007            2006
-------------------------------------------------------------------------------

Outstanding at Beginning of Period                     237,670         160,128
Granted                                                116,700         122,645
Exercised                                             (109,557)        (63,111)
Forfeited                                               (1,380)           (160)
-------------------------------------------------------------------------------
Outstanding at End of Period                           243,433         219,502
===============================================================================

c) Deferred Share Unit Plan Under the Deferred Share Unit Plan (ODSUPO), for the three month period ended March31, 2007, $0.3 million (March 31, 2006 - $0.1 million) in compensation expense was recorded in General and Administrative Expenses. No Deferred Share Units (ODSUO) were redeemed for cash or shares of the Corporation for the three month period ended March 31, 2007 (March 31, 2006
- nil). The Corporation had 27,207 DSUs outstanding at March 31, 2007 (March 31, 2006 - 5,462). As at March 31, 2007, the Corporation had $0.9 million recorded in Accounts Payable and Accrued Liabilities associated with the DSUP.

d) Stock-based Compensation For the three month period ended March 31, 2007, the Corporation recognized $2.1 million (March 31, 2006 - $5.0 million) in compensation expense related to stock-based compensation. For the three month period ended March 31, 2007, the compensation expense was comprised of $1.3 million (March 31, 2006 - $4.0 million) in respect to the Corporation's stock option plan and $0.8 million (March 31, 2006 - $1.0 million) in respect to the Corporation's Performance Share Unit Plan.

e) Contributed Surplus The following table presents the reconciliation of Contributed Surplus:

Three Months Ended March 31                                   2007        2006
-------------------------------------------------------------------------------

Contributed Surplus at Beginning of Period                  12,890       3,474
Stock-based Compensation Expense                             2,088       5,049
Settlement of Performance Share Unit Plan                   (2,709)     (2,076)
Exercise of Stock Options Previously Recognized               (260)       (414)
-------------------------------------------------------------------------------
Contributed Surplus at End of Period                        12,009       6,033
===============================================================================


Note 11. Income Tax
-------------------------------------------------------------------------------

Three Months Ended March 31                                   2007        2006
-------------------------------------------------------------------------------

Current Income Tax Expense                                      17         443
Future Income Tax Expense (Recovery)                        11,751     (10,383)
-------------------------------------------------------------------------------
Income Tax Expense (Recovery)                               11,768      (9,940)
===============================================================================

The future income tax liability consists of:

                                                            March 31, 2007    December 31, 2006
-----------------------------------------------------------------------------------------------
Future Income Tax Assets
   Unrealized Loss on Risk Management                               23,282            19,375
   Net Losses Carried Forward                                        2,908             2,908
   Impairment of Long-lived Assets                                     686               686
   Share Issue Costs                                                   407               510
Future Income Tax Liabilities
   Capital Assets in Excess of Tax Values                          (94,463)          (79,824)
   Unrealized Foreign Exchange Gain and Debt Issue Cost            (17,332)          (16,768)
-----------------------------------------------------------------------------------------------
Net Future Income Tax Liability                                    (84,512)          (73,113)
===============================================================================================

The following table reconciles income taxes calculated at the Canadian statutory rate of 32.12% (March 31, 2006 - 35.62%) with actual income taxes:

Three Months Ended March 31                                  2007         2006
-------------------------------------------------------------------------------

Net Earnings Before Income Taxes                           43,402      (34,773)
-------------------------------------------------------------------------------
Income Tax Expense at Statutory Rate                       13,941      (12,386)
Effect of Tax Rate Changes and Timing of Use               (1,026)         665
Non-taxable Portion of Foreign Exchange (Gain) Loss        (1,018)         101
Non-deductible Expenses                                        76          196
Resource Allowance                                              -          (23)
Stock-based Compensation                                     (200)       1,064
Provision to Actual                                           (22)           -
Large Corporations Tax Expense                                  -          443
-------------------------------------------------------------------------------
Income Tax Expense (Recovery)                              11,751       (9,940)
===============================================================================


Note 12. Financial Instruments and Risk Management
-------------------------------------------------------------------------------

The Corporation's financial instruments that are included in the Consolidated Balance Sheet are comprised of cash and cash equivalents, accounts receivable, risk management activities, accounts payables and accrued liabilities, option premium liability and long-term borrowings.

a)   Commodity-pricing Agreements

The Corporation has entered into various commodity-pricing agreements designed to mitigate the exposure to the volatility of crude oil prices in US dollars, thereby providing greater certainty of future cash flow from the sale of the Corporation's synthetic crude oil products. This risk management strategy is intended to protect the Corporation's base and future capital programs and ensure the funding of debt obligations. These commodity-pricing agreements are accounted for under fair value accounting as they did not qualify or have not been designated as hedges for accounting purposes.

The Corporation has put options at strike prices ranging from US$50.00 to US$55.00 per barrel, averaging US$52.42 per barrel for the three year period beginning January 1, 2007. The premiums for the purchased put options were partially offset through the sale of call options at strike prices ranging from US$90.00 to US$95.00 per barrel, averaging US$92.41 per barrel for the three year period beginning January 1, 2007, resulting in a net premium liability. Payment of the net premium liability is deferred until the settlement of the option contracts between 2007 and 2009.

As at March 31, 2007, the Corporation had the following put and call options outstanding:

                                            2007         2008          2009
-------------------------------------------------------------------------------

Barrels Per Day
   Put Options Purchased                  20,000       20,000        20,000
   Call Options Sold                      10,000       15,000        15,000
US$ Per Barrel
   Average Put Strike Price                US$52.50     US$54.25      US$50.50
   Average Call Strike Price               US$92.50     US$94.25      US$90.50
===============================================================================

The fair value of the option contracts was recognized on the consolidated balance sheet on the dates they were entered into. The counterparties to these put and call options have investment grade credit ratings, thereby partially mitigating the credit risk associated with these financial instruments. The following table presents the reconciliation of the Risk Management Asset:

Three Months Ended March 31                                   2007        2006
-------------------------------------------------------------------------------

Risk Management Asset at Beginning of Period                26,308      98,426
Unrealized Loss on Risk Management                         (19,157)    (67,724)
-------------------------------------------------------------------------------
Risk Management Asset at End of Period                       7,151      30,702
Less: Current Portion                                        2,986       1,933
-------------------------------------------------------------------------------
                                                             4,165      28,769
===============================================================================

The following table presents the net losses from risk management activities:

Three Months Ended March 31                                   2007        2006
-------------------------------------------------------------------------------

Realized Gain on Risk Management                               120           -
Unrealized Loss on Risk Management                         (19,157)    (67,724)
-------------------------------------------------------------------------------
Risk Management Loss                                       (19,037)    (67,724)
===============================================================================

b)   Fair Values of Financial Assets and Liabilities

The fair values of financial instruments that are included in the Consolidated Balance Sheets, other than long-term borrowings, approximate their carrying amount due to the relatively short period to maturity of these instruments or have interest rates that approximate their fair value.

                                                     March 31, 2007                December 31, 2006
----------------------------------------------------------------------------------------------------
                                  Balance Sheet                   Balance Sheet
                                         Amount     Fair Value           Amount      Fair Value
----------------------------------------------------------------------------------------------------
Floating Rate Debt
   Revolving Credit                     129,000        129,000           77,000          77,000
   Lease Obligation                      57,854         57,854           57,480          57,480
Fixed Rate Debt
   US Senior Secured Notes              506,183        564,981          524,385         584,034
----------------------------------------------------------------------------------------------------
Long-term Borrowings                    693,037        751,835          658,865         718,514
====================================================================================================

Note 13. Changes in Non-cash Working Capital
-------------------------------------------------------------------------------

Three Months Ended March 31
Source/(Use)                                                  2007        2006
-------------------------------------------------------------------------------

Operating Activities
   Accounts Receivable                                       5,592      25,685
   Inventory                                                (7,189)    (10,899)
   Prepaid Expense                                           3,191         669
   Accounts Payable and Accrued Liabilities                 13,833      (2,087)
-------------------------------------------------------------------------------
                                                            15,427      13,368
-------------------------------------------------------------------------------

Investing Activities
   Accounts Payable and Accrued Liabilities                 31,518      23,104
===============================================================================


Note 14. Commitments and Contingencies
-------------------------------------------------------------------------------

a)   Commitments

The Corporation, through WesternZagros Limited ("WesternZagros"), a wholly-owned subsidiary of the Corporation, received confirmation on March 2, 2007 that its Exploration and Production Sharing Agreement ("EPSA") had been ratified by the Kurdistan Regional Government ("KRG") and confirmed by His Excellency Nerchivan Barzani, Prime Minister of Iraqi Kurdistan. As part of the ratification process, WesternZagros worked with the KRG to finalize its EPSA area boundary and other key terms in line with draft petroleum legislation. The final EPSA area encompasses 2,120 square kilometers (approximately 524,000 acres) and holds a number of high potential prospects. The EPSA provides for the exploration of conventional oil and gas in the Federal Region of Kurdistan in northern Iraq and a work program.

b)   Contingencies

During the three month  period  ended  March 31,  2007,  a judgment  was issued against the Joint Venture Owners and Albian Sands Energy in respect of a contractual matter. While the final amount under the judgment has not yet been settled or paid, the Corporation has recognized $5.8 million as its 20% share in OResearch, Business Development and OtherO of the Consolidated Statement of Operations. The Corporation is considering whether it will appeal this decision. Other than this judgment, the Corporation believes that any liabilities that might arise pertaining to similar matters would not have a material effect on its consolidated financial position.

CORPORATE INFORMATION


Officers

JAMES C. HOUCK
President and Chief Executive Officer

JOANNE L. ALEXANDER
Vice President and General Counsel

DAVID A. DYCK
Senior Vice President, Finance and Chief Financial Officer

STEVE D. L. REYNISH
Executive Vice President and Chief Operating Officer


Senior Management

JOHN FRANGOS
President, Western Oil Development Inc.

M. SIMON HATFIELD
Vice President and Managing Director, Oil & Gas

JACK D. JENKINS
Vice President, Corporate Planning & Human Resources

GERRY LUFT
Vice President, Downstream

RAY MORLEY
Vice President, Business Development

GRAIG RITCHIE
Vice President, Oil Sands


Directors

GUY J. TURCOTTE
Chairman of the Board,
Western Oil Sands Inc.
Calgary, Alberta

GEOFFREY A. CUMMING
Lead Director
Vice Chairman,
Gardiner Group Capital Limited
Toronto, Ontario
Deputy Chairman,
Emerald Capital Limited
Auckland, New Zealand

DAVID J. BOONE
President and Director,
Escavar Energy
Calgary, Alberta

FRED J. DYMENT
Independent Businessman
Calgary, Alberta

JAMES C. HOUCK
President and Chief Executive Officer,
Western Oil Sands Inc.
Calgary, Alberta

OYVIND HUSHOVD
Corporate Director
Kristiansand, Norway

JOHN W. LILL
Executive Vice President and
Chief Operating Officer,
Dynatec Corporation
Richmond Hill, Ontario

RANDALL OLIPHANT
Chairman and Chief Executive Officer,
Rockcliff Group Limited
Toronto, Ontario

ROBERT G. PUCHNIAK
Executive Vice President and
Chief Financial Officer,
James Richardson & Sons Limited
Winnipeg, Manitoba

MAC H. VAN WIELINGEN
Co-Chairman,
ARC Financial Corporation
Calgary, Alberta


Head Office

Suite 2400, Ernst & Young Tower
440 - 2nd Avenue S.W.
Calgary, Alberta T2P 5E9
Phone: (403) 233-1700
Fax: (403) 234-9156


Website

www.westernoilsands.com


Auditors

PRICEWATERHOUSECOOPERS LLP
Calgary, Alberta


Legal Counsel

MACLEOD DIXON LLP
Calgary, Alberta

PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP
Washington, D.C., USA


Independent Evaluators

GLJ PETROLEUM CONSULTANTS LTD.
Calgary, Alberta

NORWEST CORPORATION
Calgary, Alberta


Registrar and Transfer Agent

VALIANT TRUST COMPANY
Calgary, Alberta


Stock Exchange Listing

THE TORONTO STOCK EXCHANGE
Trading Symbol: WTO


Code of Conduct

Western's Code of Conduct is available on our website in the Governance section.